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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                 Commission File Number: 0-24346

(Check One)
[_] Form 10-K and Form 10-KSB      Form [_] 11-K
[_] Form 20-F   [X] Form 10-Q and Form 10-QSB  [_] Form N-SAR

         For the period ended October 31, 1999

[_] Transition Report on Form 10-K and Form 10-KSB
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q and Form 10-QSB
[_] Transition Report on Form N-SAR

         For the transition period ended _____________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant:  Video Update, Inc.
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         Former name if applicable:
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         Address of principal executive office (Street and Number):
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         3100 World Trade Center, 30 East Seventh Street
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         City, State and Zip Code:  St. Paul, Minnesota 55101
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
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prescribed due date; or the subject quarterly report or transition report on
Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         The Company is working with its new chief financial officer to finalize its financial statements at this time. The Company intends to file its Form 10-Q within the extension of time provided by Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

Daniel A. Potter, Chief Executive Officer                (651) 312-2222
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(Name)                                          (Area Code and Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X] Yes       [_]No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes       [_] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Please see below:

         The Company anticipates that its results of operations for the six months ended October 31, 1999 will be improved in comparison to the results for the six months ended October 31, 1998. The quantitative results of such change are not yet available due to the reasons set forth in Part III above.
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  Video Update, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 1999           By:  /s/ Daniel A. Potter
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                                       Daniel A. Potter, Chief Executive Officer